

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 14, 2018

Frank Cavallaro
Chief Financial Officer
Republic First Bancorp, Inc.
50 South 16th Street
Two Liberty Place
Suite 2400
Philadelphia, PA 19102

**Re: Republic First Bancorp, Inc.
Registration Statement on Form S-3
Filed November 8, 2018
File No. 333-228279**

Dear Mr. Cavallaro:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eric Envall at (202) 551-3234 with any questions.

Sincerely,

Division of Corporation Finance
Office of Financial Services